# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alector, Inc., CIK 0001653087
CUSIP: 014442107
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 131 OYSTER POINT BLVD., SUITE 600, SOUTH SAN FRANCISCO, California (CA), 94080
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950170-24-012943
Filed by CIK 0001757770

## Reporting persons
- Arnon Rosenthal: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,283,550; shared voting power 3,930,375; sole dispositive power 4,283,550; shared dispositive power 3,930,375; aggregate amount beneficially owned 8,213,925 (7.4% of the class)
  Comment: With respect to Rows 5, 7, and 9, includes: (i) 1,736,295 shares of common stock held of record by Arnon Rosenthal (the "Reporting Person"), (ii) 132,804 shares of common stock that are issuable upon vesting of restricted stock units within 60 days of December 31, 2025 to the Reporting Person, and (iii) 2,414,451 shares of common stock that are issuable upon exercise of outstanding options within 60 days of December 31, 2025 to the Reporting Person.
  
  With respect to Rows 6, 8, and 9, includes (i) 1,972,875 shares of common stock held of record by The Rosenthal Family Revocable Trust Dated November 4, 1994, as restated on June 9, 1999, for which the Reporting Person serves as trustee; (ii) 652,500 shares of common stock held of record by The Adi Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee; (iii) 652,500 shares of common stock held of record by The Noam Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee and (iv) 652,500 shares of common stock held of record by The Shani Rosenthal 2007 Trust dated March 27, 2007, for which the Reporting Person serves as trustee.
  
  With respect to Row 11, the percentage ownership is based on 109,151,472 shares of the Issuer's common stock outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Issuer
Name of issuer: Alector, Inc.
Address of issuer's principal executive offices: 131 Oyster Point Blvd., Suite 600 South San Francisco, California 94080

## Item 2. Person Filing
Name of person filing: Arnon Rosenthal
Address of principal business office or, if none, residence:
c/o Alector, Inc.
131 Oyster Point Blvd., Suite 600
South San Francisco, California 94080
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Row 9 of cover page.
Percent of class: See Row 5 of cover page for the Reporting Person.
Sole power to vote or to direct the vote: See Row 11 of cover page.
Shared power to vote or to direct the vote: See Row 6 of cover page for the Reporting Person.
Sole power to dispose or to direct the disposition: See Row 7 of cover page for the Reporting Person.
Shared power to dispose or to direct the disposition: See Row 8 of cover page for the Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Arnon Rosenthal: /s/Arnon Rosenthal, Arnon Rosenthal (02/04/2026)